

July 27, 2010

<u>Via Facsimile at (214) 969-4343 and U.S. Mail</u>

J. Kenneth Menges, Jr., Esq.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201

> **Re:**   **Mannatech, Incorporated**
> **Schedule TO-I**
> **File No. 5-57067**
> **Filed July 16, 2010**

Dear Mr. Menges:

We have limited our review of the filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Exchange</u>

1.   You appear to be relying on the Division's March 21, 2001 exemptive letter in limiting your transaction to certain specified option holders. As you know, the Division granted an exemption from Rules 13e-4(f)(8)(i) and (ii), limited to offers for options issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. Please confirm that those options you are offering to exchange that are held by consultants were issued pursuant to a defined employee benefit plan.

2.   We note the detailed disclosure about the exchange offer in your definitive proxy
        materials filed on April 21, 2010. As it appears that this disclosure constituted a pre-
        commencement communication relating to the tender offer, you should have filed the
        relevant excerpt under cover of Schedule TO-C in accordance with Rule 13e-4(c).
        Please consider your obligations to file any preliminary communications in the future.

Summary Term Sheet, page 1

3.   Refer to your disclosure on page 4 regarding the distribution of the option award.
        Rule 13e-4(f)(5) requires that you pay the consideration for the tendered options
        promptly following the expiration of the offer, not the Replacement Grant Date,
        which appears to be a date after the expiration of the offer. Please revise.

Risk Factors, page 8

4.   You state on page 9 that if the share reserve under the applicable plan is not sufficient
        to cover the issuance of all of the new options, some option holders will not be able to
        exchange their options. You further state that you will need to issue Replacement
        Options to purchase 1,119,947 shares if the offer is fully subscribed, and on page 26
        you state that there are a total of 1,000,000 shares in the 2008 Plan. Please revise to
        explain how you will proceed in the event that a number of options are tendered such
        that you will not have a sufficient number of shares available to grant Replacement
        Options. How will you determine which optionholders will be unable to exchange all
        of the Eligible Options? If you intend to pro-rate the distribution of Replacement
        Options, the pro-ration provisions must be fully disclosed in your Offer to Exchange,
        and you will need to restate the actual number of Eligible Options that you are willing
        to exchange in the offer. See Rule 13e-4(f)(3) and Items 1004(a)(viii) and (ix) of
        Regulation M-A.

The Exchange Offer, page 18

5.   Refer to your definition of "business day" on page 20. Rule 13e-4(a)(3) defines a
        "business day" as any day other than Saturday, Sunday or a federal holiday,
        consisting of "the time period from 12:01 a.m. through 12:00 midnight <u>Eastern Time</u>"
        (emphasis added). Please revise the reference to Central Time to track Rule 13e-
        4(a)(3). Similarly revise other references to Central Time that do not comport with
        the tender offer rules, such as your disclosure on page 3 that you will announce any
        extensions by 9:00 a.m. Central Time on the business day after the expiration date.
        Rule 14e-1(d) requires you to announce extensions by 9:00 a.m. Eastern Time, or
        8:00 a.m. Central Time.

Financial Information, page 29

6.   Revise this section to include the ratio of earnings to fixed charges, as required by
        Item 1010(c)(4) of Regulation M-A, or explain why this disclosure does not apply to
        the company.

Miscellaneous, page 35

7.   We note your disclosure here and in the letter of transmittal that the Offer "will not be
        made to, nor will tenders be accepted from or on behalf of" holders residing in a
        jurisdiction where you cannot comply with that jurisdiction's applicable law. Please
        confirm in your response letter that you are referring only to excluding target security
        holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-
        holders provision in Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-
        U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-
        58957. While the March 21, 2001 exemptive letter provides some relief from the
        requirement to make a tender offer available to all target security holders, you must
        establish that your eligibility criteria excluding certain holders of target securities are
        compensation-related. Accordingly, please explain in your response letter how the
        exclusion of employees in certain foreign jurisdictions is related to a compensatory
        purpose, or revise to include them in the offer.

                                *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to the disclosure, they are responsible
for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. In my absence, you may call Michele Anderson at (202) 551-3440. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions